MACATAWA BANK CORPORATION
10753 Macatawa Drive
Holland, Michigan 49424

February 14, 2008

Via EDGAR

Mr. Donald A. Walker, Jr.
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Macatawa Bank Corporation Form 10-K for the Fiscal Year Ended December 31, 2006 Form 10-Q for the Fiscal Quarters Ended March 31, 2007, June 30, 2007 and September 30, 2007 File No. 0-25927

Dear Mr. Walker:

In our conference call on Friday, February 8, 2008 there were several items that you and your colleagues requested with respect to Macatawa Bank Corporation (“Macatawa” or “the Company”) as follows:

•	A materiality analysis under Staff Accounting Bulletin No. 99 of accounting for our interest rate swaps under hedge accounting versus without hedge accounting, including an analysis of the materiality of the adjustment to our fourth quarter 2007 earnings to recognize the fair value of our interest rate swaps as of December 31, 2007;
•	Confirmation of our Audit Committee’s concurrence with management’s decision to no longer use hedge accounting for our interest rate swaps, their concurrence with management’s assessment of materiality on the change in accounting, and their concurrence on the adjustments to our financial statements to reflect the effect of this change; and
•	Proposed footnote disclosures describing the change in accounting treatment of our interest rate swaps

SAB 99 Materiality Analysis
We have evaluated the materiality of Macatawa’s use of the hedge accounting treatment it has employed for its interest rate swaps, as compared to reporting these interest rate swaps as free standing derivatives. The materiality analysis considers all periods in which the Company had outstanding any and all of the interest rate swap agreements it has had in place. The first interest rate swap agreement the Company entered was originated in May 2002. Each swap agreement the Company entered contained a notional amount of $20 million. The most swap agreements the Company had outstanding at one time were five totaling $100 million of notional amounts. At December 31, 2007, three of these agreements remained outstanding (two agreements had already matured) totaling $60 million of notional amounts. Therefore the analysis begins with the second quarter of 2002 and extends through the most recent period end of December 31, 2007.

Below is a table where we have compared the change in the unrealized gain or loss of the interest rate swaps (on an after-tax basis) to reported net income for each quarterly period that the swaps have been outstanding. The table also includes net income on a revised basis as if the change in the unrealized gain or loss were recorded directly into earnings as opposed to other comprehensive income under hedge accounting. In addition the quarterly information has been subtotaled by year in order to evaluate materiality on an annual basis.

	Change in Unrealized Gain/Loss	Net Income	% - Change to Net Income	Revised Net Income

2002
Q1-02	-	1,514	0.0%	1,514
Q2-02	171	2,350	7.3%	2,521
Q3-02	439	2,735	16.1%	3,174
Q4-02	46	2,914	1.6%	2,960

Year	656	9,513	6.9%	10,169

2003
Q1-03	(9)	2,810	-0.3%	2,801
Q2-03	14	2,932	0.5%	2,946
Q3-03	436	3,063	14.2%	3,499
Q4-03	(466)	2,975	-15.7%	2,509

Year	(25)	11,780	-0.2%	11,755

2004
Q1-04	534	2,866	18.6%	3,400
Q2-04	(1,656)	3,346	-49.5%	1,690
Q3-04	921	2,116	43.5%	3,037
Q4-04	(478)	4,448	-10.7%	3,970

Year	(679)	12,776	-5.3%	12,097

2005
Q1-05	(1,077)	4,535	-23.7%	3,458
Q2-05	691	5,262	13.1%	5,953
Q3-05	(764)	5,550	-13.8%	4,786
Q4-05	(196)	5,542	-3.5%	5,346

Year	(1,346)	20,889	-6.4%	19,543

2006
Q1-06	(420)	5,222	-8.0%	4,802
Q2-06	(210)	5,756	-3.6%	5,546
Q3-06	759	6,009	12.6%	6,768
Q4-06	121	2,844	4.3%	2,965

Year	250	19,831	1.3%	20,081

2007
Q1-07	256	4,835	5.3%	5,091
Q2-07	(120)	4,590	-2.6%	4,470
Q3-07	698	2,457	28.4%	3,155
Q4-07	498	(2,800)	-17.8%	(2,302)

Year	1,332	9,082	14.7%	10,414

We have evaluated this information on a quantitative and qualitative basis. Quantitatively, we believe the change in unrealized gain/loss on the interest rate swaps is immaterial relative to reported net income on an annual basis. From 2002 to 2006 the ratio of unrealized gain/loss to reported net income was never higher than 6.9% on an annual basis. The impact on 2007 is quantitatively a larger percentage. However, that is reflective of a significant decline in 2007 net income, primarily resulting from higher provisions for loan losses, not from a more significant change in unrealized gain/loss on interest rate swaps.

SAB 99‘s premise is that exclusive reliance on quantitative benchmarks to assess materiality is not appropriate. While such analysis may be a useful first step, any matter must be evaluated to determine whether it would be viewed by a reasonable investor to have changed the “total mix” of the information made available.

From a qualitative standpoint we considered the level of net income on a revised basis as if we had not used hedge accounting on any of our interest rate swaps beginning with our very first swap in the second quarter of 2002. We evaluated the trend in reported earnings versus the revised earnings from quarter to quarter and from year to year to see if the use of hedge accounting had masked a change in earnings or altered overall trends that might have impacted an investor’s evaluation of our reported financial results or altered their expectations of future results. The following charts illustrate this comparison.

In these charts the net income line and the revised net income line, reflecting net income as if hedge accounting had not been used, move substantially in tandem over the entire period presented suggesting that the overall trend in earnings was not altered by using hedge accounting.

Based upon these quantitative and qualitative factors management has concluded that the use of hedge accounting was not material to the Company’s historical performance results. It is also important to note that the existence of these interest rate swaps, their intended purpose, terms and period end fair values have been presented in detail in every periods’ financial statements.

Given the immaterial impact on previous financial statements, our solution for unwinding the hedge accounting is to recognize into fourth quarter 2007 earnings the unrealized gain as of December 31, 2007 of the remaining three interest rate swaps. This unrealized gain amounted to $288,000, or $187,000 on an after-tax basis. This adjustment will change the fourth quarter earnings results from a loss of $2,799,000 to a loss of $2,612,000; and it will change the annual earnings results from net income of $9,082,000 to net income of $9,269,000. This adjustment amounts to 6.7% of the pre-adjusted fourth quarter net loss and 2.1% of the pre-adjusted annual net income. Further, the adjustment does not change a loss to income or vice versa in either the quarter or the full year results, nor does the adjustment materially impact comparisons of the quarter and the full year to prior period results. Based upon this analysis, management deems the adjustment to unwind the hedge accounting to also be immaterial.

Audit Committee Concurrence
The Audit Committee met on February 13, 2008 to discuss the hedge accounting that the Company employed for its interest rate swaps, its materiality to the financial statements of the Company and management’s conclusions regarding materiality and the solution to unwind hedge accounting. The Audit Committee concurred with management’s conclusions regarding the lack of materiality of hedge accounting to the Company’s historical financial results, and concurred with the solution to unwind hedge accounting.

Proposed Footnote Disclosures
Following are the Company’s proposed footnotes to the 2007 financial statements reflecting the change in accounting for its interest rate swaps:

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Derivatives: Derivative financial instruments are recognized as assets or liabilities at fair value. The accounting for changes in the fair value of derivatives depends on the use of the derivatives and whether the derivatives qualify for hedge accounting. The Company’s derivatives consist of interest rate swap agreements, which are used as part of its asset liability management to help manage interest rate risk. The Company does not use derivatives for trading purposes.

Changes in the fair value of derivatives that are designated as a hedge of the variability of cash flows to be received on various loans and are effective are reported in other comprehensive income and later reclassified into earnings in the same periods during which the hedged transaction affects earnings. If hedge accounting does not apply, changes in the fair value of derivatives are recognized immediately in current earnings as noninterest income or loss.

If designated as a hedge, the Company formally documents the relationship between derivatives as hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions. This documentation includes linking cash flow hedges to specific assets on the balance sheet. If designated as a hedge, the Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in cash flows of the hedged items. The Company discontinues hedge accounting when it determines the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative is settled or terminates, or treatment of the derivative as a hedge is no longer appropriate or intended.

During 2007, the Company determined that its use of hedge accounting for five interest rate swaps was in error. See Note 17 for additional details.

NOTE 17 – INTEREST RATE SWAPS

The Company entered into five interest rate swap agreements, each with a notional amount of $20,000,000 during 2002, 2003, and 2004. Swaps with a notional amount of $60,000,000 remained in effect at December 31, 2007. A large portion of the Company’s assets are loans on which the interest rates are variable. The Company entered into these interest rate swap agreements to convert the variable rate interest cash inflows on certain of its loans to fixed rates of interest. These interest rate swap agreements pay interest to the Company at a fixed rate and require interest payments from the Company at a variable rate.

Prior to December 31, 2007, these interest rate swap agreements were reported, and had been since their inception, as cash flow hedges as the Company believed the critical terms of the swap agreements matched the critical terms of the variable rate loans and concluded that interest rate swap agreements were effective cash flow hedges. As of December 31, 2007, the Company has now determined that accounting for these agreements as cash flow hedges was in error because the Company did not de-designate existing swap agreements as hedges when a new swap agreement was added and then redesignate the agreements as hedges. Additionally, a critical term did not match because the Company did not designate the swap agreements to pools of variable rate loans with like spreads to prime rate, but did so only in total. Therefore, fluctuations in the fair value of the interest rate swaps should have been recorded in other income instead of in other comprehensive income. As of December 31, 2007, the remaining interest rate swaps had a fair value of $288,000, which amount has been reversed out of other comprehensive income and is reported in noninterest income. Changes in the fair value of these interest rate swaps in the future will be recorded as noninterest income or loss. The Company has determined the effect on prior periods of its use of hedge accounting for these interest rate swap agreements was not material and, accordingly, prior period financial statements have not been restated to correct the error.

Summary information about interest rate swaps at year-end follows (dollars in thousands).

	December 31

	2007	2006

Notional amounts	$60,000	$80,000
Weighted average pay rates	7.25%	8.25%
Weighted average receive rates	6.65%	6.42%
Weighted average maturity	1.5 years	2.0 years
Fair value of interest rate swaps	$288	$(1,762)

*          *          *

In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions, please do not hesitate to call me at (616) 494-7645.

Very truly yours, MACATAWA BANK CORPORATION /s/ Jon W. Swets Jon W. Swets Senior Vice President and Chief Financial Officer